EXHIBIT 11
ALICO, INC.
Computation of Earnings per share
(in thousands except per share data)

	For the three months ended
	November 30,
	2006	2005
Net (loss) income	$(971)	$1,153

Weighted shares outstanding	7,372	7,369

Basic earnings per share	$(0.13)	$0.16

(Net income divided by shares outstanding)
Dilutive securities (options and restricted shares)	—	16
Weighted shares, diluted	7,372	7,385

Fully diluted Earnings per share	$(0.13)	$0.16

(Net income divided by dilutive shares)